UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)*

Under the Securities Exchange Act of 1934

Immunovant, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

45258J 102

(CUSIP Number)

Suite 1, 3rd Floor,

11-12 St. James’s Square,

London SW1Y 4LB,

United Kingdom

+44 207 400 3347

With copies to:

Derek J. Dostal

Davis Polk & Wardwell LLP

450 Lexington Ave.

New York, NY 10017

(212) 450-4000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 16, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45258J 102

1.	Name of Reporting Persons: Roivant Sciences Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 38,449,450

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 38,449,450

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 38,449,450

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 58.2% (1)

14.	Type of Reporting Person (See Instructions) CO

(1)         All share percentage calculations in this Amendment No. 1 to the Original Schedule 13D (as defined below) are based on 66,078,741 shares of Common Stock, par value $0.0001 per share, of Immunovant, Inc. (the “Issuer”), issued and outstanding as of March 31, 2020, after giving effect to the 10,000 shares of Common Stock, par value $0.0001 per share, of the Issuer issuable upon conversion of the Series A Preferred Stock issued to Roivant Sciences Ltd. as described in the Original Schedule 13D and to the offering of shares of Common Stock by the Issuer (including the full exercise of the underwriters’ option to purchase additional shares of Common Stock) pursuant to its Prospectus, filed with the Securities and Exchange Commission pursuant to Rule 424(b)(4) on April 14, 2020.

EXPLANATORY NOTE

Pursuant to Rule 13d-2 of the Securities Exchange Act of 1934, as amended, this Amendment No. 1 (“Amendment No. 1”) amends certain items of the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on December 20, 2019 (the “Original Schedule 13D”) relating to the Common Stock, $0.0001 par value per share (the “Common Stock”), of Immunovant, Inc. (the “Issuer”), which are beneficially owned by Roivant Sciences Ltd. (“Roivant” or the “Reporting Person”). This Amendment No. 1 amends the Original Schedule 13D on behalf of the Reporting Person to furnish the information set forth herein. Except as set forth below, all Items of the Original Schedule 13D remain unchanged. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Original Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby amended to include the following:

Roivant acquired an additional 1,034,483 shares of Common Stock in an underwritten public offering pursuant to the Issuer’s registration statement on Form S-1 (File No. 333-237627) that closed on April 16, 2020 (the “Offering”). Roivant acquired these shares at the public offering price of $14.50 per share using funds from working capital.

Item 4. Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended to include the following:

Roivant purchased the 1,034,483 shares of Common Stock in the Offering to maintain its investment in the Issuer following the Offering. As the Issuer’s largest shareholder, Roivant may provide additional financing to the Issuer from time to time in the form of an investment in equity or debt securities of the Issuer or loans, including in connection with business development transactions or financing commitments in relation thereto.

Item 5. Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended to include the following:

(a) Reporting Person (Roivant)

Roivant directly beneficially owns 38,449,450, or 58.2%, of the Common Stock (after giving effect to the shares of Common Stock issuable upon conversion of the Series A Preferred Stock held by Roivant), and has sole voting and dispositive power over such Common Stock. Roivant disclaims beneficial ownership in all Common Stock reported herein, except to the extent of Roivant’s respective pecuniary interest therein.

(b) See rows 7-10 of the cover page to this Amendment No. 1 for information regarding Roivant’s power to vote or direct the vote and its power to dispose or direct the disposition of the Common Stock. Except as disclosed in this Schedule 13D, Roivant does not and, to Roivant’s knowledge, the Covered Persons do not beneficially own any Common Stock or have the right to acquire any Common Stock.

(c) Except as disclosed in this Amendment No. 1, Roivant has not effected and, to Roivant’s knowledge, none of the Covered Persons has effected any transactions in the Common Stock during the past 60 days.

(d) Except as disclosed in this Amendment No. 1, no person other than Roivant has the right to receive, or the power to direct the receipt of dividends from, the proceeds from the sale of the shares to which this Amendment No. 1 relates.

(e) Not applicable.

Item 7. Materials to be Filed as Exhibits

Exhibit No.	Description
7.04

Form of Lock-up Agreement (included as Exhibit A to the Underwriting Agreement, dated as of February 13, 2020, among the Issuer and SVB Leerink LLC, UBS Securities LLC and SunTrust Robinson Humphrey, Inc., as representatives of the several underwriters named therein, incorporated by reference to Exhibit 1.1 of the Issuer’s Form S-1 filed with the SEC on April 10, 2020).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 17, 2020	Roivant Sciences Ltd.

	By:	/s/ Marianne Romeo Dinsmore
	Name:	Marianne Romeo Dinsmore
	Title:	Authorized Signatory